Sun Life Financial completes Senior Unsecured Debentures offering

Toronto, ON (March 13, 2006) – Sun Life Financial Inc. (TSX/NYSE:SLF) announced today the successful completion of a public offering in Canada of CDN $700 million principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due in 2036.

The debentures were sold under a prospectus supplement dated March 9, 2006, which was issued pursuant to a short form base shelf prospectus dated November 4, 2005. Copies of those docume nts are available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com.

The debentures have not been and will not be registered under the United States

Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2005, the Sun Life Financial group of companies had total assets under management of CDN $387 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchange s under ticker symbol SLF.

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Media Relations Contact:		Investor Relations Contact:
Susan Jantzi		Kevin Strain
Manager, Media Relations		Vice-President, Investor Relations
Tel: 519-888-3160		Tel: 416-204-8163
susan.jantzi@sunlife.com		investor.relations@sunlife.com